Filed by H.J. Heinz Holding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.
Commission File No.:  1-35491

The following presentation was given during the investor call hosted by Kraft Foods Group, Inc. and H.J. Heinz Company on March 25, 2015 at 8:30 a.m., and was made available at http://www.heinz.com.

Investor Presentation March 25, 2015 Creating a Global Food & Beverage Leader

Safe Harbor Statement Forward-Looking Statements Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/. Participants in Solicitation Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

List of Participants John Cahill Chairman and Chief Executive Officer, Kraft Foods Group Alexandre Behring Chairman, H.J. Heinz Company Co-founder and the Managing Partner, 3G Capital Bernardo Hees Chief Executive Officer, H.J. Heinz Company 2

A Transformational Combination Kraft #4 North American Food & Beverage Company Portfolio of iconic North American brands #1 or #2 position in 17 core categories 98% penetration in North America households 80%+ awareness of Kraft brand in 14 key international markets $18bn+ in sales Heinz Leading, Global Food Player, with Substantial Geographic Diversity Portfolio of iconic, global brands Products with #1 or #2 market share in 50+ countries $10bn+ in sales Most profitable food company 3

Agenda I. Transaction Highlights II. Kraft Overview III. Heinz Overview IV. A Transformational Combination 4

Creating A Global Powerhouse in Food & Beverage Substantially Improved Scale in Key North America Retail and Foodservice Markets Significant Cost Efficiency and Synergies Opportunity of $1.5 billion International Expansion of Kraft Brands Through Heinz Platform Anchored by Long-Term Partners With Proven Track Records Investment Grade Company with Sustainable Capital Structure for the Long-Term 5

Substantial Value for Kraft Shareholders Today 1 Share of Kraft Transaction Consideration 1 Share of Kraft Heinz  $16.50 Cash Payment Transaction is Expected to be EPS Accretive by 2017 New Company to Maintain Dividend Per Share, Which is Expected to Increase Over Time 6

Key Transaction Highlights Consideration Kraft shareholders to own 49% and Heinz shareholders to own 51% of the combined entity Kraft shareholders to receive a cash payment of $16.50 per share ($10 billion aggregate value), fully funded by $10 billion of new common equity contributed by Heinz shareholders Capital Structure Strongly committed to Investment Grade capital structure for long-term sustainability Refinance $9.5bn of existing Heinz High-Yield debt with Investment Grade debt at transaction close Call Preferred Equity in 2016 and replace with Investment Grade debt, with $450 - $500 million in annualized cash savings Value Creation Significant synergy potential – $1.5 billion in run-rate annual cost savings by 2017 Significant revenue synergy opportunity, with strong platform for international growth Meaningful working capital improvements Immediate cash payment and EPS accretive by 2017 Dividend Maintain Kraft’s current dividend per share, which is expected to increase over time Timing Transaction expected to close during H2 2015 7

Key Governance Highlights Management Bernardo Hees, Chief Executive Officer of Heinz, will be appointed Chief Executive Officer of The Kraft Heinz Company The new executive team for the combined global company will be announced during the transition period, but no later than transaction closing Board of Directors Board of Directors of the combined company will consist of five members appointed by the current Kraft Board, as well as six members appointed by the current Heinz Board From Heinz, members of the new Board will be Alex Behring, Warren E. Buffett, Jorge Paulo Lemann, Marcel Telles, Greg Abel and Tracy Britt Cool Alex Behring, Chairman of Heinz and the Managing Partner at 3G Capital, will become Chairman of The Kraft Heinz Company From Kraft, members of the new Board will be John T. Cahill, John C. Pope, Mackey J. McDonald, L. Kevin Cox and Jeanne P. Jackson John Cahill, Kraft Chairman and Chief Executive Officer, will become Vice Chairman and Chair of a newly formed Operations and Strategy Committee of the Board of Directors Community The Kraft Heinz Company will be co-headquartered in Pittsburgh and the Chicago area Committed to supporting local charities and community relationships in the communities in which it operates 8

Our Commitment to an Investment Grade Rating Strongly Committed to Investment Grade for Long-Term Sustainability Capital Structure Refinance $9.5 billion of existing secured Heinz High-Yield debt with new Investment Grade debt at transaction close Refinance remaining existing secured Heinz High-Yield debt with new Investment Grade debt as soon as practicable Refinance $8.0 billion of Preferred Equity as soon as it is callable in June 2016 with new Investment Grade debt Targeting $2 billion of debt pay-down within two years Target net leverage of below 3.0x to be achieved in the medium-term Shareholder Returns Maintain dividend per share, which is expected to increase over time No share repurchases for at least two years following transaction close in order to accelerate deleveraging to our stated target 9

Introduction to Kraft’s New Partners Berkshire Hathaway, Inc. Overview Led by Chairman and CEO Warren Buffett, Berkshire Hathaway is widely recognized for its long history of successful investments The firm currently owns and operates a large number of businesses engaged in a variety of activities Selected Track Record Wrigley General Electric Heinz 3G Capital Overview Global investment firm focused on long-term value, with a particular emphasis on maximizing the potential of brands and businesses The firm and its partners have a strong history of operational excellence, board involvement, deep sector expertise, and an extensive global network Selected Track Record Restaurant Brands International Burger King Tim Hortons Anheuser-Busch InBev Heinz Kraft Foods is partnering with Heinz shareholders to create a best-in-class global food powerhouse with a deep portfolio of iconic brands 10

Agenda I. Transaction Highlights II. Kraft Overview III. Heinz Overview IV. A Transformational Combination 11

Kraft Overview 98% Household Penetration in North America #1 or #2 Position in 17 Top Categories (80% of Sales) 7 Brands with Annual Retail Sales Over $1bn Products Average >2x the Share of the Nearest Branded Competitor 80%+ Awareness of the Kraft Brand in 14 Key International Markets Source: Company filings and Nielsen. 12

Unmatched North America Brand Portfolio Kraft has leading brands across 17 diverse core categories Selected Kraft Brands  Cheese (22% of Sales) Kraft Philadelphia Velveeta Refrigerated Meals (19% of Sales) Oscar Mayer Lunchables Beverages (14% of Sales) Maxwell House CapriSun Kool-Aid Meals & Desserts (12% of Sales) Kraft Macaroni & Cheese Jell-O Kraft Jet-Puffed Stove Top Cool Whip Enhancers & Snack Nuts (11% of Sales) Planters Miracle Whip A1 Grey Poupon Canada (11% of Sales) KD Kraft Peanut Butter The Nabob Coffee Co. Kraft Brand Development 98% % Household Penetration 10 # Brands per Household 43 or $107 Purchases of Kraft Brands per Household (per Year) Source: Company filings and Nielsen. Note: Foodservice and Exports together comprise 11% of Sales. 13

Leading Player in North American Food & Beverage Last Fiscal Year North American Food & Beverage Sales ($bn) $37.2 Pepsico $27.9(a) Nestle $21.5 The Coca Cola Company $17.9 Kraft $13.7 General Mills $9.5 Kellogg’s $6.9 Mondolez International $6.4(b) Campbell’s $5.6 Dr. Pepper Snapple $5.5 Smuckers $4.2 Heinz $2.4(b) McCormick Source: Company filings and Nielsen. Note: North America beverages reflects non-alcoholic beverages. (a) Nestlé sales data reflects 2014 financials converted from CHF to USD at average 2014 exchange rate. (b) Campbell’s and McCormick sales data reflect U.S. sales only. 14

Agenda I. Transaction Highlights II. Kraft Overview III. Heinz Overview IV. A Transformational Combination 15

Heinz Overview A Powerful, Global Portfolio of Leading Iconic Brands Diversified Geographic Footprint with ~60% of Sales outside of North America Strong, Profitable Growth in Emerging Markets (25% of Sales) Industry-Leading EBITDA Margins with Room for Expansion Experienced, Proven Global Leadership Team 16

A Powerful, Global Portfolio of Leading Iconic Brands Developed Markets Ketchup & Sauces  Heinz #1 U.S. Ketchup #1 Global Ketchup Classico #3 U.S. Sauces Meals & Snacks Ore Ida #1 U.S. Frozen Food Heinz Beanz #1 U.K. Baked Beans Infant/Nutrition Plasmon #1 Italy Wet Baby Food Emerging Markets ABC #2 Indonesia Soy Sauce Master #3 China Soy Sauce Quero #1 Brazil Canned Vegetables Complan #3 India Meal Replacement Source: Nielsen and Euromonitor. 17

Strong Exposure to Emerging Markets Geographic Sales Mix North America 39% International 61% Emerging Market % of Sales 9% 2005 25% 2014 +16pts 18

Transformational Changes at Heinz since Acquisition Announced new leadership team on Day One after transaction Mix of Heinz top talent and 3G nominees Realized $1 billion operating improvements(a) Implemented Zero-Based Budgeting and Management by Objectives Simplified corporate structure Rationalized manufacturing footprint Sharpened focus on day-to-day operations Global standard for monthly performance routines Individual performance targets for 3,500+ employees Rolled-out Vision & Values globally Launched People and Culture pillars Promoted 1,400 top Heinz talent to management EBITDA Margin 18% Close (June 2013) 26% 2014A +8pts (a) Annualized run-rate basis. 19

Simple, Well-Defined Strategy to Drive Organic Growth INCREASED MARKETING Reinvesting substantial fixed cost savings back into the business Intention to increase marketing spending to support top-line growth BIG, BOLD BETS ON INNOVATION Goal to be industry leading innovator in the consumer food space Heinz North America and Europe will be innovation platforms Other zones implementing successful launch while developing local innovation for custom categories PROFITABLE GROWTH Revenue management initiatives to drive top-line growth and profitability Deep analysis and optimization of promotion activities Brand strength helping to drive premium pricing/positioning SKU rationalization to focus on profitable growth 20

Heinz Focused on Big, Bold Bets Heinz has already launched a number of “Big Bet” product innovations in 2015 Heinz Yellow Mustard (HNA) Product Strategic Objective Get existing yellow mustard users to trade-up to Heinz by offering a better tasting, higher quality yellow mustard Consumer Insight High satisfaction category Low involvement ‘yellow mustard is yellow mustard’ #1 category driver is taste Sriracha & Jalapeño Ketchup (HNA) Generate new occasions for consumption Position strong Ketchup brand in growing on-trend segment Millennials looking for flavor varieties – savory / spicy and ethnic flavors are trending Heinz Hot Sauces (Europe) Build on Heinz strength and strong position in Sauces offering alternatives in tune with consumer needs Consumers actively seeking for flavor adventures to be incorporated into their regular meals Spicier flavors have been outpacing growth trends 21

Agenda I. Transaction Highlights II. Kraft Overview III. Heinz Overview IV. A Transformational Combination 22

Creating A Global Powerhouse in Food & Beverage Substantially Improved Scale in Key North America Retail and Foodservice Markets Significant Cost Efficiency and Synergies Opportunity of $1.5 billion International Expansion of Kraft Brands Through Heinz Platform Anchored by Long-Term Partners With Proven Track Records Investment Grade Company with Sustainable Capital Structure for the Long-Term 23

#3 Food & Beverage Player in North America… Last Fiscal Year North American Food & Beverage Sales ($bn) Combined 2014 sales of $29.1 billion; $22.2 billion in North America $37.2 Pepsico $27.9(a) Nestle $22.2 Kraft Heinz $21.5 The Coca Cola Company $17.9 Kraft $13.7 General Mills $9.5 Kellogg’s $6.9 Mondolez International $6.4(b) Campbell’s $5.6 Dr. Pepper Snapple $5.5 Smuckers $4.2 Heinz $2.4(b) McCormick Source: Company filings and Nielsen. Note: North America beverages reflects non-alcoholic beverages. (a) Nestlé sales data reflects 2014 financials converted from CHF to USD at average 2014 exchange rate. (b) Campbell’s and McCormick sales data reflect U.S. sales only. 24

…and the Leading Branded North American Player in Foodservice Foodservice platform raises brand awareness with iconic portfolio of front-of-store brands Profitable and steady business that maximizes advantage of scale in North America Unmatched Scale  2014A Sales ($bn) $1.6 Kraft $1.6 Heinz $3.1 Kraft Heinz Ubiquitous, Front-of-Store Brands Kraft Kraft A1 Crystal Light Grey Poupon Philadelphia Gevalia Kraft Macaroni and Cheese Heinz Chef Francisco Source: Company filings. 25

$1.5bn of Cost Efficiencies and Synergies COGS Savings Implement Zero-Based Budgeting Rationalize manufacturing footprints, integrate distribution networks and realize synergies from overlap Improve productivity & optimize procurement expenditure SG&A Savings Implement Zero-Based Budgeting Streamline organization and realize synergies from overlap Optimize advertising and marketing expenditure 26

Unparalleled Portfolio of Leading Brands

- **Eight billion-dollar brands and five $500m+ brands**

$1bn+ Brands

Kraft
Heinz
Oscar Mayer
Philadelphia
Velveeta
Lunchables
Maxwell House
Planters

$500m – $1bn Brands

Kool-Aid
Capri Sun
Cracker Barrel
Ore-Ida
Jell-O

Selected $100m - $500m Brands

A1
MiO
ABC
Plasmon
Athenos
Breakstone's
Gevalia
Quero
Classico
Master
Complan
Cool Whip
Tassimo
Miracle Whip
Crystal Light
Smart Ones
Country Time Lemonade
Claussen
Stove Top
Bagel Bites

Source: Nielsen.
Note: Brand sales reflect total retail sales under brand umbrella.

27

Clear Opportunities for Revenue Synergies and Increased Organic Growth North America Win additional shelf space with increased scale Combine leading foodservice platforms to offer customers broader range of products and solutions Potential Brand Expansion Opportunities Heinz TGI Friday’s Kraft Classico Smart Ones Ore Ida Planters A1 Athenos Oscar Mayer Lunchables Mio International Bring Kraft’s iconic brands to international markets Leverage Heinz international platform Targeted approach in accordance with Mondelēz agreements Kraft A1 Mio Velveeta Planters Lunchables 28

Existing Platform to Enable International Growth Kraft Exports 2% North America 98% Sales: $18bn+  Heinz Asia/Pacific 19% Latin America 8% RIMEA 7% North America 39% Europe 27% $10bn+ Kraft Heinz Europe 10% Asia/Pacific 7% Latin America 3% RIMEA 3% Exports 1% North America 76% $29bn 29

Potential to Capitalize on Kraft’s Untapped International Opportunity Over Time Repatriation of Kraft brands over time presents meaningful international growth opportunity Mexico - MiO - Kool – Aid - Kraft – Cheese - Kraft Processed Cheese - Kraft Mayo Central America - Kraft – Cheese - Kraft – Mayonnaise - Kraft – Salad Dressing - Kraft – Mac & Cheese - Country Time - Kool – Aid - Miracle Whip South America - Kraft – Cheese - Kraft – Mayonnaise - Kraft – Mac & Cheese - Kool – Aid - Kraft Processed Cheese (Venezuela) - Kraft – Mayo (Venezuela) Caribbean - Crystal Light - Country Time - Carte Noir - Crystal Light (PR) - Tassimo European Union  - Kraft – Cheese - Kraft – Mac & Cheese - Bulls Eye - Cracker Barrel - Kraft – Mayo - Kraft – Salad Dressing - Kraft – Ketchup - Lunchables (UK & Ireland) CEE – Non-EU  - Kraft – Cheese - Kraft – Mayonnaise - Miracle Whip MEA – Near East - Kraft – Mayonnaise - Miracle Whip - Kraft – Cheese Australia & New Zealand - Kraft – Cheese - Kraft – Mac & Cheese - Kraft Mayo - Peanut Butter - Salad Dressings MEA – Far East - Kraft – Mayonnaise - Miracle Whip - Processed Cheese (Mauritius) Opportunity to leverage Heinz’s existing international infrastructure for expansion 30

High Awareness of the Kraft Brand Internationally The Kraft brand has 80%+ awareness in 14 international countries; Heinz has presence in 13 of these Awareness of the Kraft Brand(a) U.S. 100% Canada 100% Indonesia 100% U.K. 99% Australia 99% Italy 99% Mexico 98% China 98% Germany 98% U.A.E. 98% Malaysia 98% Spain 96% Argentina 92% Brazil 89% India 87% Russia 80% Heinz Presence? Source: Kraft Global Trust Barometer Study, 2012. Selected countries presented. (a) Represents Kraft brand awareness with informed consumers in each country. 31

Berkshire Hathaway and 3G Capital are the Right Partners for Kraft Long-term oriented investors with shared vision and common values Track record of revitalizing, building, and expanding strong consumer brands Focused on meaningful operational improvements through deep partner involvement Stability in shareholder base provides support for implementing transformative changes Track Record of Shareholder Value Creation 32

Kraft Heinz Q and A